Exhibit 99.2

FORM 51-102F3

Material Change Report

Item 1:	Name and Address of Company

Copernic Inc. (formerly, Mamma.com Inc.) (the “Company”) 388 St. Jacques Street West, 8th Floor Montreal, Quebec H2Y 1S1

Item 2:	Date of Material Change

June 8, 2007

Item 3:	News Release

Attached as Schedule “A” is the press release in respect of the material change, which was disseminated through CCN Matthews.

Item 4:	Summary of Material Change

Pursuant to a vote taken at the Annual and Special Meeting of Shareholders of the Company held on June 8, 2007, the
Shareholders voted in favour of changing the name of the Company from Mamma.com Inc. to Copernic Inc.

Item 5:	Full Description of Material Change

On June 8, 2007 at the Annual and Special Meeting of the Shareholders of the Company, the Shareholders approved the change of name of the Company to Copernic Inc. The change of name was effective as of June 14, 2007.

Item 6:	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

The report is not being filed on a confidential basis.

Item 7:	Omitted Information

No information has been omitted

Item 8:	Executive Officer

	Name:	Daniel Bertrand
	Title:	Executive Vice President and Chief Financial Officer
	Telephone:	514-908-4318

Date of Report

June 18, 2007.

COPERNIC INC.

Per:	/S/ DANIEL BERTRAND
Daniel Bertrand Executive Vice President and Chief Financial Officer